Exhibit 99.1

Powerbridge Technologies Reports Financial Results and Business Update

for the six months ended June 30, 2021

ZHUHAI, China –  December 30, 2021 - Accesswire - Powerbridge Technologies Co., Ltd. (“Powerbridge” or the “Company”) (NASDAQ: PBTS), a global trade software applications and technology services provider, today announced its unaudited financial results for the six months ended June 30, 2021.

Overview

Powerbridge Technologies Co., Ltd. is a company that was established under the laws of the Cayman Islands on July 27, 2018 as a holding company.

We are a provider of software application and technology solutions and services to corporate and government customers engaged in global trade. All of our customers are located in China. We currently generate most of our revenues from application development services, which represent 73.9% of total revenue for the six months ended June 30, 2021. We also generate revenue from consulting and technical support services, which represent 13.1% of our revenue for the six months ended June 30, 2021. Further, we also earn subscription service revenue from customers accessing our SaaS. For the six months ended June 30, 2021, our subscription service revenues were approximately $0.4 million.  The Company starts to sell consumables to its customers in the six months ended June 30, 2021. We generated approximately $1.3 million revenue from consumables sale, which was categorized in other revenue, for the six months ended June 30, 2021.

Coronavirus (“COVID-19”) Updates

The COVID-19 pandemic has caused disruptions to our operations starting from December 2019. During the first quarter of 2020, our operations were closed in February due to China government mandates and we moved quickly to transit our colleague base to a fully remote working environment in all our locations. At the beginning of March 2020, substantially all our employees were back to work in our offices. The ongoing COVID-19 pandemic not only adversely impacted our operations but also business of our customers. We experienced delayed customer payments and rescheduled customer orders, which adversely impacts the Company’s results of operations, cash flows and financial position. Since the COVID-19 pandemic has been gradually contained in China, our revenue and gross margin for the year ended December 31, 2020 has not been adversely affected.

The extent of the impact on our 2021 fiscal year results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. The Company continues to take actions to help mitigate, as best we can, the impact of the COVID-19 pandemic on the health and well-being of our employees, the communities in which we operate and our partners, as well as the impact on our operations and business as a whole.

Recent Developments

On August 7, 2021, the Company entered into an amendment (the “Closing Statement”) to the securities purchase agreement initially entered into with YA II PN, LTD. (“YA”) on April 9, 2021 (the “Purchase Agreement”). Pursuant to the Purchase Agreement, YA agreed to purchase convertible notes in the aggregate principal amount of US$7,000,000 (the “Principal”), which shall be convertible into the Company’s ordinary shares par value $0.00166667 per share, and a warrant (the “Warrant”) to purchase 571,429 Ordinary Shares, for gross proceeds of approximately US$6,790,000. The first closing of the offer and sale of the first Note (the “First Note”) in the principal amount of $4,000,000 was completed on April 9, 2021. Pursuant to the Closing Statement, the Company and YA agreed that, among other thing, (i) the Principal shall be increased to US$8,000,000; (ii) the principal amount of the second Note (the “Second Note”) is reduced from $3,000,000 to $2,000,000; (iii) the number of ordinary shares to be issued pursuant to the Warrant shall be increased from 571,429 to 653,061; and (iv) promptly after the Securities and Exchange Commission (“SEC”) declares effective a registration statement to be filed by the Company pursuant to a registration rights agreement, YA agrees to purchase the third Note (the “Third Note”) in the principal amount of $2,000,000, which shall have identical terms as those of the Second Note. Except as expressly amended by the Closing Statement, the Second Note has essentially identical terms to the First Note. The closing of the second Note in the principal amount of $2,000,000 was completed on August 9, 2021. For more details, please refer to the Form 6-K which filed with SEC on August 13, 2021.

Key Factors that Affect Our Operating Results

We currently derive a majority of revenues from our application development services, consulting and technical support services, and subscription services. We intend to continually enhance our services and cross-sell new services to our existing customers and acquire new customers by increasing our market penetration with a deeper market coverage and a broader geographical reach. Our ability to maintain and expand our customer base with our application development services significantly affects our operating results.

We intend to expand the scope of our offerings to serve existing customers and acquire new customers by continually making significant investments in R&D as well as sales marketing activities to increase our subscription revenue and profit. Our ability to drive increased customer adoption and usage of our SaaS services affects our operating results.

Our business of providing global trade software application and technology services requires highly skilled professionals with specialized domain knowledge and technology expertise in order to develop and perform the services offered to our customers. Our ability to recruit, train, develop and retain our professionals with the skills and qualifications necessary to fulfill the needs of our existing and new customers has a significant effect on our operating results.

We intend to pursue strategic acquisitions and investments in selective technologies and businesses that will enhance our technology capabilities, expand our offerings and increase our market penetration. We believe our strategic acquisition and investment strategy is critical for us to accelerate our growth and strengthen our competitive position. Our ability to identify and execute strategic acquisitions and investments will have an effect on our operating results.

Financial Results for the six months ended June 30, 2021 and 2020

Revenue for the six months ended June 30, 2021 was $13.6 million, a decrease of $0.8 million or 5.6%, compared to $14.5 million for the six months ended June 30, 2020. The overall decrease in total revenue was primarily attributable to approximately $2.3 million decrease in revenue from application development services.

Revenue from application development service decreased by $2.3 million, or 18.8%, to $10.1 million for the six months ended June 30, 2021, compared to $12.4 million for the six months ended June 30, 2020. The decrease in application development service revenue was due to less new projects in current period. In certain application development service arrangements, the contacts included sales of IT equipment. Such revenue was $7.5 million for the six months ended June 30, 2021, significantly increased from $1.2 million of the related revenue in the same period of 2020.

Revenue from consulting and technical support services increased by $0.2 million, or 13.1%, to $1.8 million for the six months ended June 30, 2021, compared to $1.6 million for the six months ended June 30, 2020. The increase was mainly due to the revenue brought by four new projects.

Revenue from subscription services decreased by $0.03 million, or 5.8%, to $0.45 million for the six months ended June 30, 2021, compared to $0.48 million for the six months ended June 30, 2020. The slight decrease in subscription services revenue was mainly due to many customers reduced costs under the impact of COVID-19. We introduced our SaaS subscription services in the fiscal year of 2016 and continue to expand the scope of our services and enhance the features and functionalities of our applications and improve our marketing efforts, we expect our subscription service revenue will grow with an expanded offering and increased market awareness.

Gross profit for the six months ended June 30, 2021 was $4.3 million, a decrease of $1.3 million or 23.7%, compared to $5.7 million for the six months ended June 30, 2020. Gross margin as a percent of overall revenue for the six months ended June 30, 2021 and 2020 was 31.8% and 39.4%, respectively.

Operating expenses for the six months ended June 30, 2021 was $12.0 million, an increase of $6.0 million or 101.5%, compared to $5.9 million for the six months ended June 30, 2020. Operating expenses consist of selling and marketing, general and administrative, research and development (“R&D”) expenses, and stock-based compensation. The increase in our operating expenses was primarily due to an increase of approximately $4.0 million in share-based compensation, an increase of approximately $0.9 million in provision for doubtful accounts, an increase of approximately $0.9 million in general and administrative expenses and an increase of approximately $0.5 million in selling and marketing expenses.

Other income (expense) primarily consists of government subsidy income, interest income, net of interest expense and other expenses. Our net other expense was approximately $1.6 million for the six months ended June 30, 2021, compared with a net other income of $56,985 for the six months ended June 30, 2020. The increase in net other expense is substantially attributable to an approximately $1.5 million loss from change in the fair value of the convertible loan.

Provison for income tax (income tax benefits) was approximately $0.1 million for the six months ended June 30, 2021, compared to income tax expense of $224 for the six months ended June 30, 2020. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, our major operating subsidiary, Zhuhai Powerbridge Technology Co., Ltd., was recognized as the “high-tech enterprise” status, which reduced its statutory income tax rate to 15%. The rest of our subsidiaries in PRC are subject to income tax rate of 25%.

Net loss for the six months ended June 30, 2021 was $9.0 million, an increase of $8.8 million, compared to $0.2 million for the six months ended June 30, 2020. The increased net loss is mainly attributed to an increase of approximately $6.0 million total operating expenses, an approximately $1.5 million loss in change of fair value of the convertible loan and a decrease of approximately $1.3 million gross profit.

About Powerbridge Technologies Co., Ltd.

Powerbridge Technologies Co., Ltd. (NASDAQ: PBTS) is a provider of software applications and technology solutions and services to corporate and government customers primarily located in China. Founded in 1997, Powerbridge pioneered global trade software applications with a vision to make global trade operations easier for customers. Since inception, Powerbridge has continued to innovate and deliver solutions and services to address the changing needs of thousands of customers. Powerbridge’s mission is to make global trade easier by empowering all players in the ecosystem. For more information, visit www.powerbridge.com/en

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding our ability to raise capital on any particular terms, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our Form 20-F and other filings that we may make with the United States Securities and Exchange Commission in the future. These filings are available at www.sec.gov. Powerbridge may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Condensed Consolidated Balance Sheets

(In USD)

	June 30,	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalent	$4,368,013	$8,389,704
Accounts receivable, net	20,426,106	14,314,985
Accounts receivable-related party	85,360	-
Due from related parties	1,395,495	652,873
Loans to third parties	5,722,359	5,365,517
Inventories	246,483	-
Contract costs	-	4,041,585
Prepayments, deposits and other current assets, net	2,154,000	1,999,281
Total Current Assets	34,397,816	34,763,945

Property and equipment, net	7,545,102	7,184,101
Prepayments, deposits and other assets, net	564,950	385,607
Loan receivable – long term	64,106,496	63,434,483
Deferred tax assets	569,815	415,131
Total Assets	$107,184,179	$106,183,267

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loans	$4,646,408	$4,597,701
Accounts payable	18,239,414	24,282,921
Convertible loans	5,161,890	-
Customer deposits	538,184	573,243
Deferred revenue	1,331,519	1,095,279
Salaries and benefits payable	905,821	2,170,651
Due to related party	84,329	71,020
Taxes payable	640,183	698,935
Total Current Liabilities	31,547,748	33,489,750

COMMITMENTS AND CONTINGENCIES

EQUITY:
Ordinary Shares, 0.00166667 par value; 300,000,000 shares authorized, 48,262,216 and 45,777,318 shares issued and outstanding as of June 30, 2021 and December 31, 2020	80,438	76,296
Additional Paid-in Capital	111,303,304	100,149,397
Accumulated deficit	(37,194,791)	(28,234,492)
Accumulated other comprehensive income	1,637,287	814,343
Total Powerbridge Technologies Co., Ltd.’s Shareholders’ Equity	75,826,238	72,805,544
Non-controlling interest	(189,807)	(112,027)
Total Equity	75,636,431	72,693,517
Total Liabilities and Equity	$107,184,179	$106,183,267

Summary of Unaudited Condensed Consolidated Statements of

Operations and comprehensive Loss

(In USD)

	For the Six Months Ended
	June 30,
	2021	2020
REVENUES:
Application development services	$10,074,107	$12,400,920
Consulting and technical support services	1,780,005	1,573,411
Subscription services	448,618	476,251
Other revenue	1,336,371	-
Total revenues	13,639,101	14,450,582

COST OF REVENUES:
Cost of application development services	7,249,827	7,964,772
Cost of consulting and technical support services	670,493	751,308
Cost of subscription services	59,662	47,746
Other cost of revenue	1,321,968	-
Total cost of revenues	9,301,950	8,763,826

GROSS PROFIT	4,337,151	5,686,756

Operating expenses:
Sales and marketing	1,603,463	1,066,099
General and administrative	3,521,365	2,647,570
Provision for doubtful accounts	898,645	-
Research and development	1,312,470	1,557,746
Stock based compensation	4,615,188	660,454
Total operating expenses	11,951,131	5,931,869

LOSS FROM OPERATIONS	(7,613,980)	(245,113)

OTHER (EXPENSE) INCOME
Financing and interest expenses	(221,918)	(114,443)
Other expense income	145,423	171,428
change in fair value of convertible debt	(1,493,978)	-
Total other (expense) income, net	(1,570,473)	56,985

LOSS BEFORE INCOME TAXES	(9,184,453)	(188,128)

PROVISION FOR INCOME TAXES (INCOME TAX BENEFITS)	(147,629)	224

NET LOSS	(9,036,824)	(188,352)

Less: loss attributable to non-controlling interests	(76,525)	(17,268)
NET LOSS ATTRIBUTABLE TO POWERBRIDGE	(8,960,299)	(171,084)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	821,596	(107,612)
COMPREHENSIVE LOSS	(8,215,228)	(295,964)
Less: Comprehensive loss attributable to non-controlling interest	(77,873)	(17,187)
COMPREHENSIVE LOSS ATTRIBUTABLE TO POWERBRIDGE	$(8,137,355)	$(278,777)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	46,831,129	9,089,574

LOSSES PER SHARE
Basic and diluted	$(0.19)	$(0.02)

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split on August 18, 2018 and February 10, 2019.

For more information, please contact:

Corporate:

Powerbridge Technologies Co., Ltd.

Stewart Lor

Co-Chairman, Co-Chief Executive Officer, President, and Chief Financial Officer

Email: stewartlor@powerbridge.com

Investor Relations:

ClearThink Capital

Stephen Hart

Phone: 917-658-7878

Email: nyc@clearthink.capital